Room 4561
Via fax (212) 277-1160

May 19, 2008

Robert W. D'Loren
Chief Executive Officer
Nexcen Brands, Inc.
1330 Avenue of Americas
New York, NY 10019

> **Re:** **Nexcen Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **Form 8-K Filed on March 14, 2008**
> **File no. 0-27707**

Dear Mr. D'Loren:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note that the Company has filed an Item 4.02 of Form 8-K on May 19, 2008. Please note that upon filing of your Form 10-K/A we may have additional comments.

Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

(l) Revenue Recognition, page 45

2.   We note that both royalty and licensing revenues are earned from franchisees; however, your disclosures do not describe the differences between these revenue streams. Please explain the difference between royalty and licensing revenues and how the related revenues are recognized. In this regard, we believe that your disclosure that revenues from license agreements are recognized in accordance with the terms of the underlying license appears overly vague.

(m) Advertising, page 45

3.   Please tell us how you account for transactions with the advertising funds. As part of your response, tell us about any amounts reflected in your consolidated financial statements that relate to the funds. Also, please provide a breakdown of each of your funds and tell us the receivable balance for each fund and the total unconsolidated assets of each fund.

Note 23. Segment Reporting, page 71

4.   We note your disclosure of adjusted EBITDA. Please confirm to us that adjusted EBITDA is the measure of profit or loss reviewed by your Chief Operating Decision Maker. Also, tell us how you considered paragraph 32(b) of SFAS 131 which requires the reconciliation of the segment measure of profit or loss to consolidated income before income taxes.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting, page 74

5.   We note that the Independent Auditors report on page 76 indicates that management excluded certain acquired entities from its assessment of the effectiveness of internal controls over financial reporting, however, we note no such reference to the excluded entities in Management's report. Please tell us whether recently acquired entities were excluded from management's assessment and if so tell us how the disclosures in your Management's report comply with the guidance in Question 3 of the Frequently Asked Questions on "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports."

Form 8-K Filed March 14, 2008

6.   Your disclosures indicate that Adjusted EBITDA is a measure of performance and liquidity. If Adjusted EBITDA is intended to be a measure of liquidity, it appears that the measure should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net income if your intention is to present this as a liquidity measure. Also, please explain your basis for concluding that Adjusted EBITDA "demonstrates cash flow available from continuing operations for the payment of debt service."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Christine Davis, Assistant Chief Accountant at (202) 551-3408 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief